UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 4, 2018, Orion Engineered Carbons S.A. (the “Company”) issued a press release announcing the retirement of Mr. Jack L. Clem from his role as Chief Executive Officer of the Company and the appointment of Mr. Corning F. Painter as Chief Executive Officer. Mr. Clem will act as an advisor to the Company during a transition period. Both Mr. Clem and Mr. Painter have been nominated to join the Company’s Board of Directors. A copy of the press release is attached as Exhibit 99.1 hereto.
In addition, the Company announces that it will hold an Extraordinary General Meeting of Shareholders on October 16, 2018, to ratify and approve appointments to the Company’s Board of Directors. The Company has established September 14, 2018 as the record date for the meeting. The convening notice and agenda for the meeting are attached as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: September 4, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated September 4, 2018

99.2	Convening Notice and Agenda for Extraordinary General Meeting of Shareholders to be held on October 16, 2018.